As filed with the Securities and Exchange Commission on June 4, 2004
 ==============================================================================
                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------
                                   SCHEDULE TO
                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Final Amendment)
                              --------------------
                          Vishay Intertechnology, Inc.
                       (Name of subject company (issuer))
                              --------------------
                          Vishay Intertechnology, Inc.
                 (Names of filing persons (identifying status as
                        offeror, issuer or other person))
        Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Subordinated)
                         (Title of class of securities)
                             928298AC2 and 928298AD0
                     (CUSIP numbers of class of securities)
                                Richard N. Grubb
                          Vishay Intertechnology, Inc.
                               63 Lincoln Highway
                        Malvern, Pennsylvania 19355-2120
                                 (610) 644-1300
      (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)
                              --------------------
                                   Copies To:

          Avner Z. Lahat, Esq.                   Abbe L. Dienstag, Esq.
      Vishay Intertechnology, Inc.         Kramer Levin Naftalis & Frankel LLP
           63 Lincoln Highway                       919 Third Avenue
    Malvern, Pennsylvania 19355-2120            New York, New York 10022
             (610) 644-1300                          (212) 715-9100

                              --------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

     |_|  third-party tender offer subject to Rule 14d-1.
     |X|  issuer tender offer subject to Rule 13e-4.
     |_|  going-private transaction subject to Rule 13e-3.
     |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|
================================================================================

      This Final Amendment amends and supplements the Tender Offer Statement on Schedule TO, originally filed by Vishay Intertechnology, Inc., a Delaware corporation, with the Securities and Exchange Commission on May 5, 2004. The Schedule TO relates to the option of the holders of Vishay's Liquid Yield OptionTM Notes due 2021 (Zero Coupon-Subordinated) (LYONs) to require Vishay to purchase their LYONs on the purchase date of June 4, 2004. The option was exercisable upon the terms and subject to the conditions set forth in the indenture referred to below, the company notice/prospectus, dated May 5, 2004, the LYONs and the related offer materials, copies of which are incorporated by reference as exhibits to this Schedule TO. The LYONs were issued pursuant to an indenture, dated as of June 4, 2001, between the Company and The Bank of New York, as trustee.

Item 11. Additional Information.

      Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

      The option expired at 5:00 p.m., New York City time, on June 3, 2004. Holders of $169,435,000 principal amount at maturity of the LYONs exercised the option to require Vishay to repurchase their LYONs. This represents approximately 44% of the LYONs outstanding. Vishay elected to pay the purchase price for the LYONs in shares of its common stock. Under the formula prescribed by the indenture, Vishay will issue 32.6669 shares of its common stock per $1,000 principal amount at maturity of the LYONs surrendered for purchase, or a total of approximately 5,534,900 shares. Cash will be paid in lieu of fractional shares.

      The press releases of Vishay issued on June 3, 2004 and June 4, 2004 in respect of the option are filed or incorporated by reference as Exhibits
(a)(5)(D) and (a)(5)(E), respectively.

Item 12. Material to be Filed as Exhibits.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a) (5) (D) Press Release dated June 3, 2004.

(a) (5) (E) Press Release dated June 4, 2004 (incorporated by reference to
            Exhibit 99.1 to Vishay's current report on Form 8-K filed on June 4,
            2004).




-------------------------

TM "Liquid Yield Option" and "LYON" are trademarks of Merrill Lynch & Co.,
Inc.



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

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 4, 2004

                                    VISHAY INTERTECHNOLOGY, INC


                                    By: /s/ Richard N. Grubb
                                       -------------------------------
                                       Richard N. Grubb
                                       Executive Vice President and
                                       Chief Financial Officer





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

                                  EXHIBIT INDEX

Exhibit
Number
------

(a) (5) (D) Press Release dated June 3, 2004.

(a) (5) (E) Press Release dated June 4, 2004 (incorporated by reference to
            Exhibit 99.1 to Vishay's current report on Form 8-K filed on June 4,
            2004).




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